January 14, 2009

Via Edgar and Facsimile (202.772.9210)

Amit Pande, Accounting Branch Chief
Ben Phippen, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington DC, 20549

Re:       Severn Bancorp, Inc. (the “Company”)
Your letter dated December 19, 2008 regarding
Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the quarterly period ended March 31, 2008
Form 10-Q for the quarterly period ended June 30, 2008
Form 10-Q for the quarterly period ended September 30, 2008
File No. 000-49731

Dear Mr. Pande and Mr. Phippen:

Enclosed is our response to your letter dated December 19, 2008 regarding the Company's Form 10-K for the year ended December 31, 2007, and the Company’s Form 10-Q’s for the quarterly periods ended March 31, June 30, 2008, and September 30, 2008 (the "Filings").

Each point of your letter is addressed individually below.

Form 10-Q for the Quarterly Period Ended June 30, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Asset Quality, page 14

1.
We note your response to comment one of our letter dated October 20, 2008 that total impaired loans reported in your June 30, 2008 Form 10-Q were net of the specific reserve.  In future filings, beginning with your December 31, 2008 Form 10-K, please refer to paragraph 20 of SFAS 114 and revise your disclosures to report the total recorded investment in impaired loans rather than the net carrying amount of the impaired loans.

We will report the recorded investment in impaired loans rather than the net carrying amount of the impaired loans in future filings beginning with our December 31, 2008 Form 10-K.

2.	Please include disclosure similar to that provided in response to comment two of our letter dated October 20, 2008 in all future filings beginning with your December 31, 2008 Form 10-K.

We will include information regarding the status of the impaired loans in the prior period in future filings beginning with our December 31, 2008 Form 10-K, similar to our response to your comment two of our letter dated October 20, 2008.  This will included information regarding loans that were paid off, loans that were foreclosed on, loans that had no specific reserve, and loans that had a specific reserve based on management’s current analysis.

3.
We note that your responses to bullet six of comment one from our letter dated August 28, 2008 and comment 3 from our letter dated October 20, 2008 did not adequately address how you determined that your provisions and change in allowance were directionally consistent with the (1) levels and trends in delinquencies, non-accrual loans and impaired loans; (2) levels of and trends in charge-offs and recoveries; (3) trends in volume and terms of loans; and (4) national and local economic trends and conditions.  As noted in our previous comment letters, considering the deterioration in asset quality (e.g., increase in delinquencies, non-accrual loans, impaired loans and net charge-offs) and in national and local economic trends and conditions (e.g., declining real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses and other events), we remain unclear on how these observed changes impacted your allowance for credit losses and managements actions in this regard.  Please explain in sufficient detail, and disclose in future filings beginning with your December 31, 2008 Form 10-K, how you determined that your provisions and change in allowance were directionally consistent with these factors at both June 30 and September 30, 2008.

In calculating our allowance for loan losses, we stratify our loan portfolio into three distinct groups.

The first group is made up of impaired loans as determined using SFAS 114.  Loans are classified as impaired if they meet either of the following two criteria:

•	Loans that are 90 days or more in arrears (non-accrual loans)
•
Loans that are deemed impaired when, based on current information and events, it is probable that a borrower will be unable to collect all amounts due according to the contractual terms of the loan agreement (as per SFAS 114)

These loans are individually analyzed to determine if a specific reserve is required. Through the periods ended September 30, 2008,   Management used the current appraisals of the underlying collateral to determine if a specific reserve is necessary to reduce the loan’s carrying value down to the current fair market value of the underlying collateral.  Beginning in the period ended December 31, 2008, Management, as appropriate, will also measure impairment based on the present value of expected future cash flows of the loan for loans that are not solely collateral dependent. Impaired loans were $42,363,000 and $17,960,000 as of June 30, 2008 and December 31, 2007, respectively.  Based on Management’s analysis of impaired loans, it was determined that 29 of the 64 impaired loans totaling $12,532,000 at June 30, 2008, and 11 of the 29 impaired loans totaling $8,256,000, at December 31, 2007 required a specific reserve of $1,146,000 and $1,228,000, respectively, to reduce the original carrying value of the loans down to their current estimated fair market value.  Of the 11 impaired loans that required the specific reserve of $1,228,000 at December 31, 2007, 8 of the loans were either paid off or foreclosed on during the six months ended June 30, 2008.  The remaining 3 impaired loans totaled $2,433,000 and had a total specific reserve of $28,500 at June 30, 2008. While the number and total dollar amount of impaired loans requiring a specific reserve increased at June 30, 2008 from December 31, 2007, Management’s assessment of the underlying collateral resulted in a lower specific reserve requirement at June 30, 2008.

In addition, the remaining 35 of the 64 impaired loans totaling $29,831,000 at June 30, 2008, and 18 of the 29 impaired loans totaling $9,704,000 were also accounted for under SFAS 114 and were deemed to have sufficient collateral value to not require a specific reserve. Included in the impaired loans deemed to have sufficient collateral value were seven of the ten largest impaired loans at June 30, 2008, totaling approximately $18 million.

The second group contains any loans that Management deems “problem loans” that are not included in the impaired loan group.  These loans have a general reserve placed on them based on several factors, including the inherent risk of the loan, current market conditions, the risk rating assigned to the loan and the historical performance of similar loans.

As of December 31, 2007, Management considered all loans with an internal risk rating of 7 or higher that are not included in impaired loans as problem loans. Problem loans totaled $42,922,000 at December 31, 2007 and had a weighted average reserve of 8.2% of problem loans. The general reserves in this group ranged from 5% to 15% primarily due to Management’s assessment of historical performance of similar loans.  While the Company had minimal write-offs prior to 2007, Management based a large proportion of the general reserve percentage calculation on historical performance and trends.

As of June 30, 2008, Management changed its definition of problem loans to include all loans with a risk rating of 6 or higher that are not included in impaired loans. Problem loans totaled $71,296,000 at June 30, 2008 and had a weighted average reserve of 3.1% of problem loans. The general reserves in this group changed to range from 2% to 8% as Management expanded the definition of problem loans to included loans with an internal risk rating of 6 and to lower the high end of the range to 8% as most of the problem loans in that category were moved to the impaired loan category and individually assessed for impairment. Management also placed less emphasis on historical performance when determining the reserve percentages and placed more emphasis on current market conditions.

The third group is made up of all remaining loans, which are the loans performing as agreed upon in the underlying loan agreement.  These loans have a general reserve placed on them based on the inherent risk of the loan, current market conditions, and the historical performance of similar loans.

As of December 31, 2007 performing loans had a weighted average reserve of 0.7% of performing loans.  During 2008, Management began to place a greater emphasis on current market conditions when determining the general reserve performance of loans, and less on historical performance.  As a result, the weighted average reserve of performing loans increased to 0.8% at June 30, 2008 and September 30, 2008.

4.
Given the significant deterioration in asset quality and with a view towards greater transparency, please provide us with the disclosures required by paragraph 20(a) of SFAS 114 as of September 30, 2008.  In addition, please include all of the disclosures required by paragraph 20 of SFAS 114 in all subsequently filed Form 10-Ks and 10-Qs.

Included in total impaired loans of $57,301,000 at September 30, 2008 was $35,062,000 of loans that had a specific reserve of $3,751,000 as determined by SFAS 114, and $22,239,000 that did not require a specific reserve per SFAS 114.

We will included all of the disclosures required by paragraph 20 of SFAS 114 in all subsequently filed Form 10-K’s and 10-Q’s.

If you have any questions, please call me at 410.260.2025.

Sincerely,

Thomas G. Bevivino
Executive Vice President and Chief Financial Officer.